SEC[...]MMISSION

09041418

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
JUL 27 2009
Washington, DC
121

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SEC FILE NUMBER
8- 67663

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 There under

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First Annapolis Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 Elkridge Landing Road, Suite 400
(No. and Street)

Linthicum (City) Maryland (State) 21090 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Bivens, Chief Financial Officer 410-855-8553
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

7200 Glen Forest Dr (Address) Richmond (City) Virginia (State) 23226 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Chris Bivens**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **First Annapolis Securities, Inc. (the "Company")** are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer
Title

NAME OF NOTARY
Notary Public State of Maryland
My Commission Expires **DATE** 3/8/2012

LESLIE A. WESTERVELT
NOTARY PUBLIC STATE OF MARYLAND

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
First Annapolis Securities, Inc.
Linthicum, Maryland

We have audited the accompanying statement of financial condition of First Annapolis Securities, Inc. (the Company) as of December 31, 2008, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Annapolis Securities, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As explained further in Note 1 to the financial statements, effective April 14, 2009, the Company's broker-dealer registration was suspended for failure to file the Company's annual audit report timely.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Richmond, Virginia
June 23, 2009

First Annapolis Securities, Inc.

Statement Of Financial Condition
December 31, 2008

Assets		
Cash	$	190,640
Liabilities And Stockholder's Equity		
Due to parent company	$	400
Stockholder's Equity		
Common stock, no par value – 100,000 shares authorized; 100,000 shares issued and outstanding		-
Additional paid-in capital		470,190
Retained earnings		(279,950)
Total stockholder's equity		190,240
Total liabilities and stockholder's equity	$	190,640

See Notes To Financial Statements.

First Annapolis Securities, Inc.

Statement Of Operations
Year Ended December 31, 2008

General and Administrative Expenses:		
Professional fees	$	56,564
Insurance		1,102
Property taxes		300
Filing fees		250
Total expenses		58,216
Net loss	$	58,216

See Notes To Financial Statements.

First Annapolis Securities, Inc.

Statement Of Changes In Stockholder's Equity
Year Ended December 31, 2008

	Common Stock		Additional Paid-In Capital		Retained Earnings (Deficit)		Total Stockholder's Equity
Balance, January 1, 2008	$	-	$	413,626	$	(221,734)	$	191,892
Capital contributions		-		56,564		-		56,564
Net loss		-		-		(58,216)		(58,216)
Balance, December 31, 2008	$	-	$	470,190	$	(279,950)	$	190,240

See Notes To Financial Statements.

First Annapolis Securities, Inc.

Statement Of Cash Flows
Year Ended December 31, 2008

Cash Flow From Operating Activities		
Net loss	$	(58,216)
Adjustments to reconcile net loss to net cash used in operating activities:		
Expenses paid on behalf of the Company by Parent, reimbursed through non-cash capital contributions		56,564
Increase in due to parent company		100
Net cash used in operating activities		(1,552)
Net decrease in cash		(1,552)
Cash		
Beginning		192,192
Ending	$	190,640

See Notes To Financial Statements.

Note 1. Nature Of Business And Significant Accounting Policies

Nature of business: First Annapolis Securities, Inc. (the Company), is a registered broker-dealer with the Securities and Exchange Commission (SEC), and a member of the Financial Industry Regulatory Authority (FINRA). The Company is wholly owned by First Annapolis Consulting, Inc. (the Parent).

The Company operates under the exemptive provisions of paragraph (k)(1) of Rule 15c3-3 of the SEC. Essentially, the requirements of paragraph (k)(1) provide that the Company should limit its activities to transactions in certain redeemable securities of registered investment companies or insurance products. Under this exemption, the Company may briefly handle customer funds or securities, but must promptly transmit such funds or securities received in connection with its activities. During the year ended December 31, 2008, the Company did not receive or handle any customer funds or securities.

The Company's membership with FINRA was suspended as of the close of business April 14, 2009, for failure to file the Company's annual audit report timely. If the Company fails to request termination of suspension within six months, the Company will be automatically expelled by FINRA.

A summary of the Company's significant accounting policies follows:

Fee revenue: The Company earns revenue from private placement financing transactions. The Company recognizes fee revenue from private placement financing transactions upon completion of the deal.

Income taxes: The Company has elected to be taxed under Subchapter S of the Internal Revenue Code. Accordingly, any income or loss for tax purposes is included in the tax returns of the Stockholder or Parent.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Credit risk: The Company maintains its cash in a bank account, which, at times may exceed federally insured limits, the Company does not believe it is exposed to any significant credit risk.

Recent accounting pronouncements: In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements* (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. In February 2008, the FASB issued FASB Staff Position No. 157-2, *Effective Date of FASB Statement No. 157*, which permits a one-year deferral for the implementation of SFAS No. 157 with regard to nonfinancial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis. The Company adopted SFAS No. 157 for the fiscal year beginning January 1, 2008, except for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis for which delayed application is permitted until our fiscal year beginning January 1, 2009. The Company has no financial assets subject to the provisions of SFAS No. 157 as of December 31, 2008. The Company is currently assessing the potential effect of the adoption of the remaining provisions of SFAS No. 157 on its financial position, results of operations and cash flows.

Note 1. Nature Of Business And Significant Accounting Policies (Continued)

In July 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and accordingly will be required to adopt FIN 48 in its 2009 annual financial statements. Prior to adoption of FIN 48, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under SFAS No. 5, *Accounting for Contingencies*. SFAS No. 5 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. While management has not yet completed its analysis, it does not anticipate that the adoption of FIN 48 will have a material impact on its financial position or results of operations.

Note 2. Related Party Transactions

The Parent provides the Company certain operational and administrative services under the terms of a Management and Administrative Services Agreement (the Agreement). The Agreement provides for a management fee of $250,000 annually to be paid to the Parent. Due to the Company's limited operations, the Parent waived this fee for the year ended December 31, 2008.

The Company incurred professional expenses totaling $56,564 during 2008. These expenses were paid by the Parent on behalf of the Company. The Company recorded a capital contribution by the Parent in the amount of the expenses paid on its behalf.

Note 3. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital of $190,240, which was $185,240 in excess of its required net capital of $5,000. The Company's net capital ratio was 0 to 1.

Computation Of Net Capital Under SEC Rule 15c3-1
December 31, 2008

Net Capital	
Total stockholder's equity	$ 190,240
Net capital	$ 190,240
Aggregate Indebtedness	
Due to parent company	$ 400
Computation of Basic Net Capital Requirements	
Minimum net capital requirement (greater of $5,000 or 12.5% of aggregate indebtedness)	$ 5,000
Excess net capital	$ 185,240
Ratio of aggregate indebtedness to net capital	0.00 to 1

Note: There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2008.

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report On Internal Control

To the Board of Directors
First Annapolis Securities, Inc.
Linthicum, Maryland

In planning and performing our audit of the financial statements of First Annapolis Securities, Inc. (the Company) as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Richmond, Virginia
June 23, 2009

First Annapolis Securities, Inc.

Financial Report
December 31, 2008

First Annapolis Securities, Inc.

Financial Report
December 31, 2008